UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-40595

ARYA SCIENCES ACQUISITION CORP V
(Exact name of registrant as specified in its charter)

51 Astor Place, 10th Floor
New York, New York 10003
(212) 284-2300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, $0.0001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Pursuant to the requirements of the Securities Exchange Act of 1934 ARYA Sciences Acquisition Corp V has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ARYA SCIENCES ACQUISITION CORP V

Date: July 28, 2023	By:	/s/ Michael Altman
	Name:	Michael Altman
	Title:	Chief Financial Officer